UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Base Prospectus Supplement dated 3 January 2012
Exhibit No. 2	Publication of Prospectus dated 10 January 2012
Exhibit No. 3	Publication of Final Terms dated 11 January 2012
Exhibit No. 4	FRN Variable Rate Fix dated 12 January 2012
Exhibit No. 5	Publication of Final Terms dated 13 January 2012
Exhibit No. 6	FRN Variable Rate Fix dated 13 January 2012
Exhibit No. 7	FRN Variable Rate Fix dated 16 January 2012
Exhibit No. 8	FRN Variable Rate Fix dated 16 January 2012
Exhibit No. 9	FRN Variable Rate Fix dated 16 January 2012
Exhibit No. 10	FRN Variable Rate Fix dated 18 January 2012
Exhibit No. 11	Publication of Final Terms dated 19 January 2012
Exhibit No. 12	FRN Variable Rate Fix dated 23 January 2012
Exhibit No. 13	FRN Variable Rate Fix dated 24 January 2012
Exhibit No. 14	Blocklisting Interim Review LTIP dated 25 January 2012
Exbibit No. 15	Blocklisting Interim Review ISOP dated 25 January 2012
Exbibit No. 16	Blocklisting Interim Review ESOS dated 25 January 2012
Exbibit No. 17	Blocklisting Interim Review MCN dated 25 January 2012
Exbibit No. 18	Blocklisting Interim Review SAYE dated 25 January 2012
Exbibit No. 19	Blocklisting Interim Review SIP dated 25 January 2012
Exbibit No. 20	Blocklisting Interim Review SVP dated 25 January 2012
Exbibit No. 21	Blocklisting Interim Review Warrants dated 25 January 2012
Exbibit No. 22	Blocklisting Interim Review WSAYE dated 25 January 2012
Exbibit No. 23	Blocklisting Interim Review WESOP dated 25 January 2012
Exbibit No. 24	Credit Event: Put Option dated 25 January 2012
Exbibit No. 25	FRN Variable Rate Fix dated 26 January 2012
Exbibit No. 26	Redemption of Notes and Cancellation of Listing dated 27 January 2012
Exhibit No. 27	Early Redemption dated 27 January 2012
Exhibit No. 28	FRN Variable Rate Fix dated 31 January 2012
Exhibit No. 29	Total Voting Rights dated 31 January 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 1, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 1, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 3 January 2012 to the Base Prospectus dated 26 August 2011 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/9347U_1-2012-1-3.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS BANK PLC €35,000,000,000 GLOBAL COVERED BOND PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.2

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 3 dated 10th January, 2012 to the Base Prospectus dated 22nd June, 2011 for the Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/3216V_1-2012-1-10.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.3

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of Series 2012-1 £1,000,000,000 4.25 per cent. Covered Bonds due 2022 unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP under the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4114V_1-2012-1-11.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus relating to the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme (the "Base Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.4

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/10/11
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 31/10/11 to 31/01/12		Payment Date 31/01/12
Number of Days	¦ 92
Rate	¦ 2.
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,256.83	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.5

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of £1,500,000,000 Floating Rate Notes due January 2014 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5646V_1-2012-1-13.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus relating to the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme (the "Base Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.6

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/01/12
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 16 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 17/01/12 to 16/04/12		Payment Date 16/04/12
Number of Days	¦ 90
Rate	¦ 0.837
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 2.09	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.7

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/01/12
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 16 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 17/01/12 to 10/04/12		Payment Date 10/04/12
Number of Days	¦ 84
Rate	¦ 0.837
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.95	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2012 TO 16-Feb-2012 HAS BEEN FIXED AT 1.327880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2012 WILL AMOUNT TO:
GBP 56.39 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.9

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2012 TO 16-Feb-2012 HAS BEEN FIXED AT 1.327880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2012 WILL AMOUNT TO:
GBP 56.39 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.10

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/01/12
Issue	¦ BARCLAYS BANK PLC - USD 600,000,000 Undated FRN due Perpetual

ISIN Number	¦ GB0000779529
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000
Period	¦ 20/01/12 to 20/07/12		Payment Date 20/07/12
Number of Days	¦ 182
Rate	¦ 1.
Denomination USD	¦ 10,000	¦ 100,000	¦

Amount Payable per Denomination	¦ 50.56	¦ 505.60	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of Series 2012-2 £750,000,000 Floating Rate Covered Bonds due 2015 unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP under the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8733V_1-2012-1-19.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus relating to the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme (the "Base Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.12

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 23/01/12
Issue	¦ Barclays Bank Plc - Series 165 - EUR 100,000,000 CMS-Linked Notes due 25 Jan 2018

ISIN Number	¦ XS0342861670
ISIN Reference	¦ 34286167
Issue Nomin EUR	¦ 100,000,000
Period	¦ 25/01/12 to 25/01/13		Payment Date 25/01/13
Number of Days	¦ 366
Rate	¦ 5.
Denomination EUR	¦ 50,000	¦ 100,000,000	¦

Amount Payable per Denomination	¦ 2,500.00	¦ 5,000,000.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.13

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 750,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0734574915

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jan-2012 TO 20-Apr-2012 HAS BEEN FIXED AT 2.59 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 20-Apr-2012 WILL AMOUNT TO:
GBP 6.46 PER GBP 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No.14

BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Long Term Incentive Plan
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		8,400,000 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,400,000

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.15

BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Incentive Share Option Plan
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		3,102,405 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,102,405

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.16
BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Renewed 1986 Executive Share Option Scheme
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		980,192 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		980,192

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.17

BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		129 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		129

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.18

BLOCK LISTING SIX MONTHLY RETURN

Date:  25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Renewed 1981 & 1991 SAYE Share Option Scheme
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		17,990,498 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		342,589
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,647,909

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.19
BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Group Share Incentive Plan
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		8,029,148 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		15,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		8,023,986
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,005,162

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.20
BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Barclays Group Share Value Plan
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		175,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,758,489
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		173,241,511

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.21

BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Warrants to subscribe for ordinary shares
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		379,218,809 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		379,218,809

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.22

BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Woolwich SAYE Share Option Scheme
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		808,581 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		808,581

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.23

BLOCK LISTING SIX MONTHLY RETURN

Date: 25 January 2012

Name of applicant:		BARCLAYS PLC
Name of scheme:		Woolwich Executive Share Option Plan (ESOP)
Period of return:	From:	01.07.11	To:	31.12.11
Balance of unallotted securities under scheme(s) from previous return:		294,896 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		294,896

Name of contact:	Louise Benton
Telephone number of contact:	0207 116 2915

Exhibit No.24

LONDON--(BUSINESS WIRE)--

Please be advised the following issue will be put for GBP 2,000,000 on 31 Jan 2012

Barclays Bank Plc - Series SN15288 - Due 21 Jan 2015 - ISIN: XS0415944460 O/S nominal - GBP 2,000,000

The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.25

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 26/01/12
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,560,000,000
Period	¦ 30/01/12 to 30/04/12		Payment Date 30/04/12
Number of Days	¦ 91
Rate	¦ 1.942
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,560,000,000

Amount Payable per Denomination	¦ 4.91	¦ Pok245.45	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.26

27 January 2012

BARCLAYS BANK PLC
U.S.$1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017
(the "Notes")

ISIN: XS0292937165

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 23 March 2012 (the "Redemption Date"), in accordance with Condition 6(e) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 23 December 2011 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FSA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the close of business on the Redemption Date.

Exhibit No.27

LONDON--(BUSINESS WIRE)--

Please be advised the following issue has been early redeemed on 23 MAR 2012

Issue:BARCLAYS - Series:159 - ISIN: XS0292937165 - Maturity Date: 23 MAR 2012- O/S Nominal: 1,500,000,000

The outstanding balance will therefore be ZERO

Please amend your records accordingly.

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.28

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/01/12
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 31/01/12 to 27/04/12		Payment Date 27/04/12
Number of Days	¦ 87
Rate	¦ 2.0625
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,225.67	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.29
31 January 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,200,614,043 ordinary shares with voting rights as at 30 January 2012. There are no ordinary shares held in Treasury.

The above figure (12,200,614,043) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.